Exhibit 99.3

Borr Drilling

Fleet Status Report

20 May 2026

Borr Drilling Limited
S.E Pearman Building, 2nd Fl,
9 Par-la-Ville Road,
Hamilton HM11,
Bermuda

Client Enquiries: marketing@borrdrilling.com

Investor Enquiries: ir@borrdrilling.com

Borr Drilling Fleet Status Report - 20 May 2026

New Contracts / Extensions / Amendments

Joro
• Options exercised: March 2026 to May 2026, Siemens Energy (Germany)
Ran
• Extension: April 2026 to September 2026, Eni (Mexico)
Skald
• Contract: June 2026 to November 2026, Vestigo Petroleum (Malaysia)
Thor
• Contract: July 2026 to October 2026, PVEP-Cuulong (Vietnam)
Thor
• Contract: October 2026 to March 2027, Undisclosed (Vietnam)

Letters of Award

Sif
• LOA: July 2026 to October 2026, Undisclosed (Suriname)
Prospector 5
• LOA: July 2026 to May 2027, BW Energy (Gabon)

Other Developments

Gerd
• Concluded operations with Lime Petroleum in Benin in mid-February 2026 and commenced operations with Foxtrot International in Ivory Coast in direct continuation
Grid
• Concluded operations with New Age in Congo in mid-March 2026 and commenced operations with Halliburton in Angola in late March 2026
Natt
• Concluded operations with Eni in Congo in mid-March 2026 and commenced operations with SNEPCO in Nigeria in late April 2026
Gunnlod
• Concluded operations with HLHV JOC in Vietnam in early April 2026 and commenced operations with TLJOC in Vietnam in mid-May 2026
Skald
• Concluded operations with Medco Energi in Thailand in mid-April 2026
Idun
• Concluded operations with PTTEP in Thailand in late April 2026
Groa
• Concluded operations with QatarEnergy in Qatar in late April 2026
Odin
• Commencement with Cantium delayed to June 2026
Forseti
• Released from QatarEnergy LNG in May 2026. Remains under BBC with Noble Corp until December 2026

Borr Drilling Fleet Status Report - 20 May 2026

Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer / Status	Contract Start	Contract End	Location	Comments

Contracted Rigs

Arabia I	KFELS B Class	400 ft	2020	Petrobras [3]	April - 2025	April - 2029	Brazil	Operating with option to extend
Arabia II	KFELS B Class	400 ft	2019	Bunduq	September - 2025	January - 2027	United Arab Emirates	Operating with option to extend
Arabia III [1]	KFELS Super A Class	400 ft	2013	Saudi Aramco	September - 2023	September - 2028	Saudi Arabia	Operating with option to extend
Bestla [1,4]	Gusto MSC CJ50	350 ft	2008	Eni	December - 2025	December - 2026	Netherlands	Operating with option to extend
Forseti [1,4]	F&G JU-3000N	400 ft	2013	Noble Corp	December - 2025	December - 2026	Qatar	Committed under BBC
Galar	PPL Pacific Class 400	400 ft	2017	PEMEX [2]	April - 2024	May - 2028	Mexico	Operating with option to extend
Gerd	PPL Pacific Class 400	400 ft	2018	Foxtrot International	February - 2026	January - 2027	Ivory Coast	Operating with option to extend
Gersemi	PPL Pacific Class 400	400 ft	2018	PEMEX [2]	January - 2024	May - 2028	Mexico	Operating with option to extend
Grid	PPL Pacific Class 400	400 ft	2018	Halliburton	March - 2026	September - 2026	Angola	Operating with option to extend
Gunnlod	PPL Pacific Class 400	400ft	2018	TLJOC	May - 2026	July - 2026	Vietnam	Operating
Joro [1,4]	Gusto MSC CJ50	350 ft	2008	Siemens Energy	January - 2026	May - 2026	Germany	Operating
Mist	KFELS Super B Bigfoot Class	350 ft	2013	Valeura Energy	December - 2023	August - 2026	Thailand	Operating
Natt	PPL Pacific Class 400	400 ft	2018	SNEPCO	April - 2026	February - 2027	Nigeria	Operating with option to extend
Njord	PPL Pacific Class 400	400 ft	2019	PEMEX [2]	May - 2026	April - 2028	Mexico	Operating with option to extend
Norve	PPL Pacific Class 400	400 ft	2011	Vaalco Energy	November - 2025	September - 2026	Gabon	Operating
Odin	KFELS Super B Bigfoot Class	350 ft	2013	Cantium	June - 2026	December - 2026	United States of America	Committed with option to extend
				Undisclosed	December - 2026	April - 2027	United States of America	Committed with option to extend
Prospector 1 [1]	F&G, JU2000E	400 ft	2013	ONE-Dyas	December - 2025	July - 2026	Netherlands	Operating with option to extend
Prospector 5 [1]	F&G, JU2000E	400 ft	2014	Eni	April - 2024	May - 2026	Congo	Operating
				BW Energy	July - 2026	May - 2027	Gabon	LOA
Ran [1]	KFELS Super A Class	400 ft	2013	Eni	May - 2025	September - 2026	Mexico	Operating
Saga	KFELS Super B Bigfoot Class	400 ft	2018	Brunei Shell Petroleum	November - 2022	April - 2027	Brunei	Operating with option to extend
Sif [1]	F&G, JU-3000N	400 ft	2013	Undisclosed	July - 2026	October - 2026	Suriname	LOA
Skald	KFELS Super B Bigfoot Class	400 ft	2018	Vestigo Petroleum	June - 2026	November - 2026	Malaysia	Committed with option to extend
Thor	KFELS Super B Bigfoot Class	400 ft	2019	HLHV JOC	November - 2025	July - 2026	Vietnam	Operating
				PVEP-Cuulong	July - 2026	October - 2026	Vietnam	Committed
				Undisclosed	October - 2026	March - 2027	Vietnam	Committed
Vali	KFELS Super B Bigfoot Class	400 ft	2024	Mellitah Oil and Gas	March - 2025	October - 2026	Libya	Operating with option to extend

Available Rigs

Freyja [1]	F&G, JU-3000N	400 ft	2014				Singapore	Warm Stacked
Groa	PPL Pacific Class 400	400 ft	2018				United Arab Emirates	Warm Stacked
Hild	KFELS Super B Class	400 ft	2020				Mexico	Warm Stacked
Idun	KFELS Super B Bigfoot Class	350 ft	2013				Vietnam	Warm Stacked
Var	KFELS Super B Bigfoot Class	400 ft	2024				Singapore	Warm Stacked

1 - HD/HE Capability
2 - Rigs provided by Borr Drilling through a bareboat charter arrangement and services provided by our Mexican Joint Venture or by Borr Drilling, with ultimate customer being PEMEX
3 - Rig provided by Borr Drilling through a charter arrangement, with ultimate customer being Petrobras
4 - Rigs bareboat chartered to Noble Corporation affiliates

		Operating / Committed	Available	Cold Stacked

Total Fleet	29	24	5	0

Borr Drilling

Borr Drilling
Fleet Status Report - 20 May 2026

Rig Name	Location	2026 Q1	2026 Q2	2026 Q3	2026 Q4	2027 Q1	2027 Q2	2027 Q3	2027 Q4
Southeast Asia									
Gunnlod	Vietnam	HLHV JOC	TLJOC						
Idun	Vietnam	PTTEP							
Mist	Thailand	Valeura Energy							
Saga	Brunei	Brunei Shell Petroleum					Option		→
Skald	Malaysia	Medco Energi	Vestigo Petroleum		Option				
Thor	Vietnam	HLHV JOC		PVEP-Cuulong	Undisclosed				
Freyja[1]	Singapore								
Var	Singapore								
Middle East and North Africa									
Arabia II	United Arab Emirates	Bunduq				Option			
Arabia III[1]	Saudi Arabia	Saudi Aramco							→
Forseti[1,4]	Qatar	QatarEnergy LNG	Noble Corp						
Vali	Libya	Mellitah Oil and Gas			Option				
Groa	United Arab Emirates	QatarEnergy							
West Africa									
Gerd	Ivory Coast	Foxtrot International				Option			
Grid	Angola	New Age	Halliburton		Option				
Natt	Nigeria	Eni	SNEPCO			Option			
Norve	Gabon	Vaalco Energy							
Prospector 5[1]	Congo/Gabon	Eni		BW Energy			Option		→
Europe									
Bestla[1,4]	Netherlands	Eni				Option			→
Joro[1,4]	Germany	Siemens Energy							
Prospector 1[1]	Netherlands	ONE-Dyas		Option					
Americas									
Arabia I	Brazil	Petrobras[3]							→
Galar	Mexico	PEMEX[2]							→
Gersemi	Mexico	PEMEX[2]							→
Njord	Mexico	PEMEX[2]							→
Odin	United States of America		Cantium		Undisclosed		Option; Option		
Ran[1]	Mexico	ENI							
Sif[1]	Trinidad & Tobago/Suriname			Undisclosed					
Hild	Mexico								

Firm | Option | Available

Borr Drilling Fleet Status Report - 20 May 2026

Additional information regarding this Fleet Status Report

This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.

Forward Looking Statements:

The statements described in this status report that are not historical facts are "Forward Looking Statements".

Forward Looking Statements reflect management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward-Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward-Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.

No Forward-Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.
We undertake no obligation to update or revise any Forward-Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.